SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Black River Petroleum Corp.

(Name of Issuer)

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

092226109

(CUSIP Number)

424 Church Street, Suite 2000

Nashville, Tennessee, TN 37219

(615) 651-7383

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Gregg E. Jaclin, Esq.

Szaferman, Lakind, Blumstein & Blader, P.C.

101 Grovers Mill Road, Second Floor

Lawrenceville, NJ 08648

Tel. No.: (609) 275-0400

Fax No.: (609) 275-4511

December 17, 2012

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

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SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Alexander Stanbury

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER

37,667,489

	(8)	SHARED VOTING POWER

0

	(9)	SOLE DISPOSITIVE POWER

37,667,489

	(10)	SHARED DISPOSITIVE POWER

0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,667,489

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.82%

(14)	TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001, of Black River Petroleum, a Nevada corporation (the “Company”), with its principal place of business located at 424 Church Street, Suite 2000, Nashville, Tennessee, TN 37219.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Statement is filed by Alexander Stanbury (the “Reporting Person”).
(b)	The Reporting Person’s business address is 424 Church Street, Suite 2000, Nashville, Tennessee, TN 37219.
(c)	The Reporting Person is the Chairman, President Chief Executive Officer, Secretary, Treasurer, and Chief Financial Officer of the Company.
(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United Kingdom

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 17, 2012, the Company, Irina Cudina Alexander Stanbury entered into and closed a stock purchase agreement (the “Stock Purchase Agreement”), whereby the Mr. Stanbury purchased from Ms. Cudina, 36,300,000 (post-split) shares of common stock, par value $0.00001 per share (the “Common Stock”), of the Company, representing approximately 52% of the issued and outstanding shares of the Company, for an aggregate purchase price of $40,000 (the “Transaction”).

On December 1, 2013, the Company entered into an employment agreement (the “Employment Agreement”) with Mr. Stanbury, pursuant to which Mr. Stanbury was issued 1,000,000 shares of the Company’s Common Stock. Also pursuant to the Employment Agreement, Mr. Stanbury is entitled to receive an additional 2,000,000 shares on each anniversary of the Employment Agreement.

On December 11, 2013, the Company issued 367,489 shares of its Common Stock pursuant to a debt settlement agreement (the “Settlement Agreement”) with Mr. Stanbury, the sole officer and director of the Company. The deemed price of the shares issued was $0.405 per share, calculated at a 10% discount to the trading price of the common stock on the date of the Settlement Agreement.

On January 4, 2013, the Company effected a 33-for-1 forward stock of its common stock and all of the share and per share information referenced herein have been adjusted to reflect the forward split.

The foregoing description of the terms of the Stock Purchase Agreement, Employment Agreement, and Settlement Agreement are qualified in their entirety by reference to the provisions of the Stock Purchase Agreement, Employment Agreement, and Settlement Agreement filed as Exhibits A, B, and C, respectively, to this Statement, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Transaction was for the Reporting Person to obtain 52% ownership of the Company.

The purpose of the Employment Agreement was to create a formal, legally binding agreement between the Company and Mr. Stanbury, pursuant to which Mr. Stanbury shall act as the Company’s President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer.

The purpose of the Settlement Agreement was to settle a debt incurred by the Company through the issuance of shares to the Reporting Person.

Except as disclosed above, as of the date of this Statement, other than the Reporting Person’s activities as President and Chief Executive officer of the Company and as the Chairman of its Board of Directors, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated in clauses (a) through (i) of this paragraph.

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The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person is 37,667,489, which represents 52.82% of the outstanding shares of the Company’s common stock.

(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of the Company’s common stock.

(c)	Other than the acquisition of the shares of the Company’s common stock as reported in this Statement, the Reporting Person has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

Exhibit A	Stock Purchase Agreement incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2012.

Exhibit B	Employment Agreement incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2013.

Exhibit C	Debt Settlement Agreement, dated December 11, 2013, by and between the Company and Alexander Stanbury

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2014

/s/Alexander Stanbury
Alexander Stanbury

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EXHIBIT C

DEBT SETTLEMENT AGREEMENT

THIS AGREEMENT, made and dated for reference the 11 day of December, 2013 (the “Agreement”).

BETWEEN:

BLACK RIVER PETROLUEM., a company duly incorporated pursuant to the laws of the State of Nevada and having an office 1600 Broadway, Suite 1600, Denver, Colorado 80202 (the “Company”).

AND:

ALEXANDER STANBURY (the “Creditor”)

WHEREAS:

A.	The Company is indebted to the Creditor in the amount of USD $148,833 as of the date hereof (the “Debt”); and

B.	The Creditor has agreed to accept shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) in lieu of payment of the Debt.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, conditions and provisos herein contained, and other good and valuable consideration, the parties hereto agree as follows:

1.	The Creditor hereby agrees to accept, subject to paragraph 2 hereof, 367,489 fully paid and non-assessable shares of the Company’s Common Stock (the “Shares”) in lieu of payment of the Debt by the Company at a deemed issuance price of USD $0.405 per Share (calculated at a 10% discount to the trading price of the Common Stock as of the date of this Agreement.

2.	The Creditor acknowledges that the issuance of the Shares as contemplated by paragraph 1 of this Agreement is subject to compliance with applicable securities laws. Further, the Creditor understands that the sales of the Shares by the Company under this Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and are being offered and sold in reliance upon specific exemptions from the registration requirements of federal and state securities laws. Creditor covenants and agrees that it shall not transfer any of the Shares in a transaction that is not registered under the Securities Act, unless an exemption from registration and qualification requirements is available under the Securities Act and applicable state securities laws and the Company has received an opinion of counsel satisfactory to it stating that such registration and qualification is not required. Creditor understands that certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Securities Act, together with any other legends reasonably required by counsel for the Company:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT. SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN A V AILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

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3.	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns.

4.	This Agreement shall be governed, construed and enforced according to the laws of the state of Nevada and is subject to the exclusive jurisdiction of the courts of New York.

5.	The parties agree to execute such further documents and assurances as may be required to effect the intent hereof.

6.	The Creditor agrees to abide by the provisions of applicable securities laws in the disposition of any Shares of the Company acquired pursuant to this Agreement.

7.	The Creditor and the Company may execute this Agreement in two or more counterparts, each of which is deemed to be an original and all of which constitute one agreement, effective as of the date first above written.

COMPANY:
BLACK RIVER PETROLEUM CORP.

By:	/s/ Alexander Stanbury
Name:	ALEXANDER STANBURY
Title:	President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer

CREDITOR:

/s/ Alexander Stanbury
Name:	ALEXANDER STANBURY

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